2

08002944

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Ultra Uranium Corp.

*CURRENT ADDRESS ______________________

**FORMER NAME ______________________

PROCESSED
JUN 04 2008
THOMSON REUTERS

**NEW ADDRESS ______________________

FILE NO. 82- 01669 FISCAL YEAR 12-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 6/2/08

#82-1669
ARLS
12-31-07

ULTRA URANIUM CORP.

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007 and 2006

BDO Dunwoody LLP
Chartered Accountants

#604 – 750 West Pender Street
Vancouver, BC, Canada V6C 2T7
Telephone: (604) 689-0188
Fax: (604) 689-9773

AUDITORS' REPORT

To the Shareholders,
Ultra Uranium Corp.

We have audited the consolidated balance sheets of Ultra Uranium Corp. as at December 31, 2007 and 2006 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and 2006 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

(signed) "BDO Dunwoody LLP"

Chartered Accountants

Vancouver, Canada
April 28, 2008

ULTRA URANIUM CORP.
CONSOLIDATED BALANCE SHEETS
December 31, 2007 and 2006

ASSETS	2007	2006
Current		
Cash and cash equivalents – Note 8	$ 2,751,864	$ 311,740
Amounts receivable	20,018	-
GST recoverable	119,875	37,675
Marketable securities – Note 9	16,500	6,000
Prepaid expenses	15,768	7,373
	2,924,025	362,788
Equipment – Note 3	11,880	9,143
Mineral properties – Notes 4 and Schedule 1	2,403,067	1,628,424
	$ 5,338,972	$ 2,000,355
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 500,163	$ 635,105
Due to related parties – Note 9	9,300	185,507
Loans payable – Note 6	1,246	11,246
	510,709	831,858
SHAREHOLDERS' EQUITY		
Share capital – Notes 7 and 11	13,540,188	8,228,654
Share subscriptions received – Note 7	-	326,000
Share subscriptions receivable – Note 7	(42,000)	(100,000)
Contributed surplus – Note 7	1,955,069	682,262
Deficit	(10,624,994)	(7,968,419)
	4,828,263	1,168,497
	$ 5,338,972	$ 2,000,355

Nature of Operations and Ability to Continue as a Going Concern – Note 1
Commitments – Notes 4, 7 and 11
Subsequent Event – Note 7

APPROVED BY THE DIRECTORS:

"Ray Roland" Director — Ray Roland

"Douglas B. Brooks" Director — Douglas B. Brooks

SEE ACCOMPANYING NOTES

ULTRA URANIUM CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

for the years ended December 31, 2007 and 2006

		2007		2006
General and administrative expenses				
Accounting and audit fees	$	59,317	$	23,069
Amortization		2,788		2,520
Bank charges and interest		35,374		31,577
Consulting fees – Note 9		175,834		81,750
Filing fees		19,107		13,063
Investor relations		155,642		-
Legal fees		219,872		123,386
Management fees		42,019		30,000
Office services and expenses – Note 9		135,034		67,840
Promotion and travel – Note 9		183,089		8,740
Rent		44,900		42,000
Shareholder communications fees		32,616		25,994
Stock-based compensation – Note 7		1,388,697		411,987
Trade and conferences		30,705		-
Transfer agent		9,697		8,959
Loss before other items		(2,534,691)		(870,885)
Other items:				
Gain on foreign exchange		419		-
Unrealized loss on marketable securities		(13,500)		-
Gain (loss) on sale of marketable securities		-		5,300
Write-off of mineral properties – Note 4 and Schedule 1		(42,658)		(32,886)
Property investigation costs – Note 4		(262,504)		-
Interest income		101,667		-
Write-off of advances payable		30,392		13,327
Loss before income taxes		(2,720,875)		(885,144)
Recovery of future income taxes – Note 8		40,300		-
Net loss and comprehensive loss for the year		(2,680,575)		(885,144)
Deficit, beginning of the year		(7,968,419)		(7,083,275)
Change in accounting policy – Note 2		24,000		-
Deficit, end of year	$	(10,624,994)	$	(7,968,419)
Basic and diluted loss per share	$	(0.16)	$	(0.11)
Weighted average number of shares outstanding		16,775,975		8,023,114

SEE ACCOMPANYING NOTES

ULTRA URANIUM CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
for the years ended December 31, 2007 and 2006

	2007	2006
Operating Activities		
Net loss and comprehensive loss for the year	$ (2,680,575)	$ (885,144)
Add (deduct) items not affecting cash:		
Amortization	2,788	2,520
Stock-based compensation	1,388,697	411,987
Unrealized loss on marketable securities	13,500	-
Gain on sale of marketable securities	-	(5,300)
Impairment of mineral properties	42,658	32,886
Write-off of advances payable	(30,392)	(13,327)
Recovery of future income taxes	(40,300)	-
	(1,303,624)	(456,378)
Changes in non-cash working capital items related to operations:		
Amounts receivable	(20,018)	-
GST recoverable	(82,200)	(28,091)
Prepaid expenses	(8,395)	11,443
Accounts payable and accrued liabilities	(104,550)	(301,796)
Cash used in operating activities	(1,518,787)	(774,822)
Investing Activities		
Proceeds on disposal of marketable securities	-	7,300
Equipment purchased	(5,525)	-
Mineral property acquisition costs	(63,580)	(10,000)
Deferred exploration costs	(521,271)	(149,815)
Cash used in investing activities	(590,376)	(152,515)
Financing Activities		
Common shares issued (net of issue costs)	4,677,494	1,726,282
Share subscriptions receivable	58,000	(100,000)
Share subscriptions received	-	326,000
Decrease in due to related parties	(176,207)	(650,858)
Increase in advances payable	-	3,279
Decrease in loans payable	(10,000)	(65,861)
Cash provided by financing activities	4,549,287	1,238,842

…/cont'd

SEE ACCOMPANYING NOTES

Continued

ULTRA URANIUM CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
for the years ended December 31, 2007 and 2006

	2007	2006
Increase in cash and cash equivalents during the year	2,440,124	311,505
Cash and cash equivalents, beginning of the year	311,740	235
Cash and cash equivalents, end of the year	$ 2,751,864	$ 311,740
Cash and cash equivalents consist of:		
Cash	$ 351,121	$ 311,740
Guaranteed investment certificate	2,400,743	-
	$ 2,751,864	$ 311,740
Supplemental disclosure of cash flow information:		
Cash paid for:		
Interest	$ -	$ -
Income taxes	$ -	$ -

Non-cash Transactions – Note 10

SEE ACCOMPANYING NOTES

ULTRA URANIUM CORP.

Schedule 1

SCHEDULE OF MINERAL PROPERTIES
for the years ended December 31, 2007 and 2006

	Year ended December 31, 2007						
	Buck Lake Claims	Orbit Lake Claims	East Dog River Claims	Mirage Lake Claims	Gwyn Lake Claims	Kalnica-Selec Claims	Total
Acquisition costs							
Balance, beginning	$ 266,000	$ -	$ 1	$ 12,500	$ 26,350	$ 82,091	$ 386,942
Cash	-	50,000	-	-	10,000	3,580	63,580
Shares	139,200	41,250	-	-	52,000	-	232,450
Balance ending	405,200	91,250	1	12,500	88,350	85,671	682,972
Deferred exploration costs							
Balance, beginning	930,800	-	-	30,157	99,751	180,774	1,241,482
Field costs	-	251,986	-	-	101,973	35,496	389,455
Geological consulting	-	-	-	-	19,200	112,616	131,816
Balance ending	930,800	251,986	-	30,157	220,924	328,886	1,762,753
Impairment	-	-	(1)	(42,657)	-	-	(42,658)
Total	$ 1,336,000	$ 343,236	$ -	$ -	$ 309,274	$ 414,557	$ 2,403,067

	Year ended December 31, 2006					
	Buck Lake Claims	East Dog River Claims	Mirage Lake Claims	Gwyn Lake Claims	Kalnica-Selec Claims	Total
Acquisition costs						
Balance, beginning	$ 248,500	$ 12,500	$ 12,500	$ 22,600	$ 78,341	$ 374,441
Cash	10,000	-	-	-	3,750	13,750
Shares	7,500	-	-	3,750	-	11,250
Balance ending	266,000	12,500	12,500	26,350	82,091	399,441
Deferred exploration costs						
Balance, beginning	930,800	17,187	27,757	90,410	49,650	1,115,804
Field costs	-	-	-	91	123,390	123,481
Geological consulting	-	3,200	2,400	9,250	7,734	22,584
Balance ending	930,800	20,387	30,157	99,751	180,774	1,261,869
Impairment	-	(32,886)	-	-	-	(32,886)
Total	$1,196,800	$ 1	$ 42,657	$ 126,101	$ 262,865	$ 1,628,424

SEE ACCOMPANYING NOTES

Note 1 Nature of Operations and Ability to Continue as a Going Concern

Ultra Uranium Corp. (the "Company") is an exploration stage public company listed for trading on the TSX Venture Exchange ("TSX") and is in the process of exploring its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable. The recoverability of amounts shown for mineral properties is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to satisfy expenditure requirements under property acquisition agreements to complete their development, and future profitable production or proceeds from the disposition thereof.

The Company was incorporated pursuant to the British Columbia Company Act on January 1, 1987.

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assumes that the Company will be able to meet its obligations and continue its operations for its next fiscal year. Realization values may be substantially different from carrying values as shown and these financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern. At December 31, 2007, the Company had not yet achieved profitable operations, had working capital of $2,413,316 which may not be sufficient to sustain operations over the next twelve months, has accumulated losses of $10,624,994 since its inception and expects to incur further losses in the development of its business, all of which casts substantial doubt about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern is dependent upon its ability to generate and maintain future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.

Note 2 Summary of Significant Accounting Policies

The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in Canada and are stated in Canadian dollars. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates, which have been made using careful judgement. Actual results may differ from these estimates.

Note 2 Summary of Significant Accounting Policies – (cont'd)

The financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

a) Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Beckov Minerals s.r.o., incorporated during the year ended December 31, 2007 in Slovakia.

b) Cash and Cash Equivalents

Cash and cash equivalents consist of all highly liquid investments that are readily convertible to cash and have maturities within three months or less when purchased.

c) Equipment and Amortization

Equipment is recorded at cost. The Company provides for amortization using the declining balance method at the following annual rates:

Computer equipment	30%
Furniture and fixtures	20%
Office equipment	20%

Additions during the year are amortized at one-half the annual rates.

d) Mineral Properties

The Company defers the cost of acquiring, maintaining its interest, exploring and developing mineral properties until such time as the properties are placed into production, abandoned, sold or considered to be impaired in value. Costs of producing properties will be amortized on a unit of production basis and costs of abandoned properties written-off. Proceeds received on the sale of interests in mineral properties are credited to the carrying value of the mineral properties, with any excess included in operations. Write-downs due to impairment in value are charged to operations.

The Company is in the process of exploring and developing its mineral properties and has not yet determined the amount of reserves available. Management reviews the carrying value of mineral properties on a periodic basis and will recognize impairment in value based upon current exploration results, the prospect of further work being carried out by the Company, the assessment of future probability of profitable revenues from the property or from the sale of the property. Amounts shown for properties represent costs incurred net of write-downs and recoveries, and are not intended to represent present or future values.

Note 2 Summary of Significant Accounting Policies – (cont'd)

e) Stock-based Compensation

The fair value of share purchase options granted is expensed over their vesting period with a corresponding increase to contributed surplus. Upon exercise of share purchase options, the consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital.

The Company uses the Black-Scholes option valuation model to calculate the fair value of share purchase options at the date of grant. Option pricing models require the input of highly subjective assumptions, including the expected price volatility. Changes in these assumptions can materially affect the fair value estimate.

f) Flow-through Shares

Effective March 19, 2004, the Canadian Institute of Chartered Accountants issued additional guidance on the accounting treatment of Canadian flow-through shares through its Emerging Issues Committee Abstract ("EIC") No. 146. All flow-through shares issued by the Company on or after March 19, 2004 are accounted for in accordance with this Abstract. The Abstract recommends that upon renunciation to the shareholders, the Company will reduce share capital and recognize a temporary future income tax liability for the amount of tax reduction renounced to the shareholders. In instances where the Company has sufficient available tax loss carry forwards or other deductible temporary differences available to offset the renounced tax deduction and is more likely-than-not able to utilize these tax losses before expiring, the realization of the deductible temporary differences will be credited to income in the period of renunciation.

g) Asset Retirement Obligations

The fair value of obligations associated with the retirement of tangible long-lived assets are recorded in the period the asset is put into use, with a corresponding increase to the carrying amount of the related asset. The obligations recognized are statutory, contractual or legal obligations. The liability is accreted over time for changes in the fair value of the liability through charges to accretion, which is included in depletion, depreciation and accretion expense. The costs capitalized to the related assets are amortized in a manner consistent with the depletion and depreciation of the related asset. At December 31, 2007 and 2006, the Company does not have any asset retirement obligation.

Note 2 Summary of Significant Accounting Policies – (cont'd)

h) Income Taxes

Income taxes are calculated using the asset and liability method of accounting. Future income tax assets and liabilities relate to the expected future tax consequences of temporary differences between the carrying value of balance sheet items and their corresponding tax values. Future income tax assets and liabilities are calculated using tax rates anticipated to apply in periods that the temporary differences are expected to reverse and are adjusted for the effects of changes in tax law and rates on the date of enactment or substantive enactment. Future income tax assets are recognized only to the extent that, in the opinion of management, it is more likely than not that the net future income tax assets will be realized.

i) Basic and Diluted Loss Per Share

Basic loss per share is calculated by dividing the net loss for the year by the weighted average number of shares outstanding during the year. Diluted earnings per share reflect the potential dilution of securities that could occur if potentially dilutive securities are exercised or converted to common stock. The dilutive effect of options and warrants and their equivalents is computed by application of the treasury stock method. Fully dilutive amounts are not presented when the effect of the computations is anti-dilutive due to the losses incurred. Shares issuable on exercise of stock options and warrants totaling 12,436,328 (2006: 8,798,366) were not included in the computation of diluted loss per share because the effect would have been anti-dilutive.

j) Foreign Currency Translation

Monetary items denominated in a foreign currency are translated into Canadian dollars at exchange rates prevailing at the balance sheet date and non-monetary items are translated at exchange rates prevailing when the assets were acquired or obligations incurred. Foreign currency denominated revenue and expense items are translated at exchange rates prevailing at the transaction date. Gains or losses arising from the translations are included in the statements of operations.

k) Impairment of Long-lived Assets

Canadian generally accepted accounting principles require that long-lived assets and intangibles to be held and used by the Company be reviewed for possible impairment whenever events or changes in circumstances indicate that the carrying amount of an asset that an entity expects to hold and use may not be recoverable. If changes in circumstances indicate that the carrying amount of an asset that an entity expects to hold and use may not be recoverable, future cash flows expected to result from the use of the asset and its disposition must be estimated. If the undiscounted value of the future cash flows is less than the carrying amount of the assets, impairment is recognized. Management believes there has been no impairment of the Company's long-lived assets as at December 31, 2007.

Note 2 Summary of Significant Accounting Policies – (cont'd)

l) Accounting Policy Choice for Transaction Costs

On June 1, 2007, the Emerging Issues Committee of the CICA issued Abstract No. 166, Accounting Policy Choice for Transaction Costs ("EIC-166). This EIC addresses the accounting policy choice of expensing or adding transaction costs related to the acquisition of financial assets and financial liabilities that are classified as other than held-for-trading. Specifically, it requires that the same accounting policy choice be applied to all similar financial instruments classified as other than held-for-trading, but permits a different policy choice for financial instruments that are not similar. The Company has adopted EIC-166 effective December 31, 2007 and requires retroactive application to all transaction costs accounted for in accordance with CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement. The Company has evaluated the impact of EIC-166 and determined that no adjustments are currently required. It is the Company's intention to expense these transaction costs.

m) Accounting Changes

In July 2006, the Accounting Standards Board ("AcSB") issued a replacement of The Canadian Institute of Chartered Accountants' Handbook ("CICA Handbook") Section 1506, Accounting Changes. The new standard allows for voluntary changes in accounting policy only when they result in the financial statements providing reliable and more relevant information, requires changes in accounting policy to be applied retrospectively unless doing so is impracticable, requires prior period errors to be corrected retrospectively and calls for enhanced disclosures about the effects of changes in accounting policies, estimates and errors on the financial statements. The impact that the adoption of Section 1506 will have on the Company's results of operations and financial condition will depend on the nature of future accounting changes.

n) Recently Released Canadian Accounting Standards

There are three new CICA accounting standards that have been issued but not yet adopted by the Company. These three standards will be effective for the Company on January 1, 2008. The Company is currently assessing the impact of these new accounting standards on its consolidated financial statements.

i) Assessing Going Concern - The AcSB amended CICA Handbook Section 1400, to include requirements for management to assess and disclose an entity's ability to continue as a going concern. This section applies to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008.

Note 2 Summary of Significant Accounting Policies – (cont'd)

o) Changes in Accounting Policy

On January 1, 2007, the Company adopted CICA Handbook Sections 1530, "Comprehensive Income", Section 3251, "Equity", Section 3855, "Financial Instruments – Recognition and Measurement" and Section 3861, "Financial Instruments – Disclosure and Presentation". Section 1530 establishes standards for reporting and presenting comprehensive income, which is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with Canadian generally accepted accounting principles.

Section 3861 establishes standards for presentation of financial instruments and non-financial derivatives and identifies the information that should be disclosed about them. Under the new standards, policies followed for periods prior to the effective date generally are not reversed and, therefore, the comparative figures have not been restated.

Section 3855 prescribes when a financial asset, financial liability or non-financial derivative is to be recognized on the balance sheet and at what amount, requiring fair value or cost-based measures under different circumstances. Under Section 3855, financial instruments must be classified into one of these five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments, including derivatives, are measured in the balance sheet at fair value except for loans and receivables, held-to-maturity investments and other financial liabilities which are measured at amortized cost. Subsequent measurement and changes in fair value will depend on their initial classification, as follows: held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net earnings; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in operations.

Under adoption of these new standards, the Company designated its cash and cash equivalents and marketable securities as held-for-trading, which are measured at fair value. Amounts receivable are classified as loans and receivables, which are measured at amortized cost. Accounts payable and accrued liabilities, due to related parties and loans payable are classified as other financial liabilities, which are measured at amortized cost.

Upon adoption of these Handbook Sections, the opening balance of deficit was reduced by $24,000 to recognize the fair value of marketable securities at January 1, 2007.

Note 2 Significant Accounting Policies – (cont'd)

p) Future Accounting Changes

Capital Disclosures and financial Instruments – Disclosures and Presentation

On December 1, 2006, the CICA issued three new accounting standards: Handbook Section 1535, Capital Disclosures, Handbook Section 3862, Financial Instruments – Disclosures, and Handbook Section 3863, Financial Instruments – Presentation. These standards are effective for interim and annual financial statements for the Company's reporting period beginning on January 1, 2008.

Section 1535 specifies the disclosure of (i) an entity's objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance.

The new Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

In January 2006, the CICA Accounting Standards Board ("AcSB") adopted a strategic plan for the direction of accounting standards in Canada. Accounting standards for public companies in Canada are expected to converge with the International Financial Reporting Standards (IFRS) as at January 1, 2011.

The Company is currently assessing the impact of these new accounting standards on its financial statements.

Note 3 Equipment

	2007		
	Cost	Accumulated Amortization	Net
Computer equipment	$ 14,459	$ 8,851	$ 5,608
Furniture and fixtures	16,585	12,673	3,912
Office equipment	10,000	7,640	2,360
	$ 41,044	$ 29,164	$ 11,880

Note 3 Equipment – (cont'd)

	2006		
	Cost	Accumulated Amortization	Net
Computer equipment	$ 8,934	$ 7,631	$ 1,303
Furniture and fixtures	16,585	11,695	4,890
Office equipment	10,000	7,050	2,950
	$ 35,519	$ 26,376	$ 9,143

Note 4 Mineral Properties

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequent ambiguous conveyancing history characteristic of many resource properties. The Company has investigated title to all its mineral properties and, to the best of its knowledge, title to all of its properties are in good standing. However, this should not be construed as a guarantee to title. The properties may be subject to prior claims, agreements or transfer and rights of ownership may have undetected defects.

Canada

a) Buck Lake Claims

By an option agreement dated March 17, 1998, and amended February 3, 1999, October 8, 2003, January 21, 2005 and December 22, 2006, the Company earned a 100% interest in the Buck Lake claims located in the Thunder Bay Mining Division of Ontario for consideration of 576,664 pre-consolidated common shares (issued), a minimum of $150,000 in exploration expenditures (incurred) and property payments of 543,332 pre-consolidated common shares (issued) and $130,000 in cash (paid).

The agreement is subject to a 2.5% net smelter return royalty. One-half of this royalty may be purchased at any time for $500,000.

b) Orbit Lake Group Claims

By an option agreement dated April 16, 2007, the Company has the option to earn up to a 65% interest in the three mineral claims located in the Northern Mining District of Saskatchewan. Consideration is $150,000, the issuance of 175,000 common shares and incurring $2,000,000 in exploration expenditures as follows:

Note 4 Mineral Properties – (cont'd)

Canada – (cont'd)

b) Orbit Lake Group Claims – (cont'd)

Cash Payments:

$ 50,000	upon TSX approval of the option agreement (paid);
50,000	by June 8, 2008;
50,000	by June 8, 2009.
$ 150,000	

Common Shares:

75,000	upon TSX approval of the option agreement (issued);
50,000	on or before June 8, 2008;
50,000	on or before June 8, 2009.
175,000	

Exploration Expenditures:

The Company must incur a total of $2,000,000 in exploration expenditures over three years with a minimum of $300,000 to be incurred before December 31, 2007 (total subsequently incurred). Exploration expenses may be deferred by 18 months by making a one-time payment of $100,000 or the equivalent value in common shares.

This agreement is subject to a 2% net smelter return royalty of which half may be purchased for $500,000.

c) East Dog River Claims

By an option agreement dated September 21, 2001, the Company acquired a 100% interest in the East Dog River claims located in the Thunder Bay Mining Division of Ontario for a cash payment of $15,000 and the issuance of 30,000 common shares of the Company with a fair value of $7,500. During the year ended December 31, 2006, the carrying value was written down to $1 and during the year ended December 31, 2007, the amount was written off as the Company has no further interest in these claims.

Note 4 Mineral Properties – (cont'd)

Canada – (cont'd)

d) Mirage Lake Claims

By an option agreement dated September 21, 2001, the Company acquired a 100% interest in the Mirage Lake claims located in the Thunder Bay Mining Division of Ontario for a cash payment of $5,000 and the issuance of 30,000 common shares with a fair value of $7,500. During the year ended December 31, 2007, the total costs incurred of $42,657 were written off as the Company has no further interest in these claims.

e) Gwyn Lake Claims

By an option agreement dated June 16, 2003, and amended September 1, 2005 and April 20, 2007, the Company has the option to earn a 100% interest in the Gwyn Lake claims located in the Thunder Bay Mining District of Ontario. Consideration is the issue of 150,000 pre-consolidation common shares and 80,000 post-consolidation common shares, cash of $75,000 and by incurring a minimum of $150,000 in exploration expenditures as follows:

Common Shares:

20,000	upon TSX approval of the options agreement (issued);
30,000	by September 30, 2003 (issued);
50,000	by September 30, 2004 (issued);
50,000	per September 1, 2005 amendment (issued);
150,000	pre-consolidated
80,000	by April 30, 2007 post-consolidation (issued).
230,000	

Cash Payments:

$ 5,000	by September 1, 2003 (paid);
5,000	by September 1, 2004 (paid);
10,000	by April 20, 2007 (paid);
10,000	by September 1, 2008;
45,000	by September 1, 2009.
$ 75,000	

Note 4 Mineral Properties – (cont'd)

Canada – (cont'd)

e) Gwyn Lake Claims – (cont'd)

Exploration Expenditures:

The Company must incur a minimum of $80,000 in exploration expenditures by December 31, 2007 (incurred).

The agreement is subject to a 1% net smelter return royalty. The net smelter return royalty may be purchased at any time for $ 500,000.

Slovakia

Kalnica-Selec Claims

By an agreement dated June 28, 2005 with the Slovak government, the Company has been granted the right to carry out exploration activities in an area referred to as the Kalnica-Selec property located in Western Slovakia. The Company established a subsidiary, Beckov Minerals, S.R.O. ("Beckov") in Western Slovakia on May 22, 2007 to hold the claims. The claims are valid for a period of four years. The Company is required to pay the following annual fees (in Slovak Koruna) under the agreement in order to maintain its annual exploration rights:

SKK	87,000 by September 22, 2005 (paid, Canadian equivalent $3,341);
	87,000 by September 22, 2006 (paid, Canadian equivalent $3,750);
	87,000 by September 22, 2007 (paid, Canadian equivalent $3,350);
	87,000 by September 22, 2008.
SKK	348,000

By an agreement dated October 1, 2005, the Company granted a private company a royalty (net of taxes to Slovakian government) ranging from $2 per pound to over $5 per pound, depending on the selling price of uranium. All other metals will be subject to a 1.5% NSR royalty. The Company also paid the private company $75,000 for its services to identify this project.

During the year ended December 31, 2007, Beckov also obtained additional licences on property areas to the south and southwest of the existing Kalnica-Selec license, called Horka and Vahom from the Ministry of Environment of the Slovak Republic. Annual fees (in Slovak Koruna) are required under the agreement to maintain annual exploration rights:

Note 4 Resource Property Costs – (cont'd)

Slovakia – (cont'd)

Kalnica-Selec Claims – (cont'd)

SKK	39,000	by September 4, 2007 (paid, Canadian equivalent $1,703)
	39,000	by September 4, 2008
	39,000	by September 4, 2009
	39,000	by September 4, 2010
SKK	156,000	

Property Investigation Cost

The Company is pursuing opportunities to acquire exploration and development rights to potential uranium properties located in Bulgaria and Czech Republic. The Company has signed a finder's agreement with a private company and has paid an advance of $100,000 which will be either refunded or applied against future finders' fees. The finder's fee agreement is subject to regulatory approval. During the year ended December 31, 2007, the Company has incurred a total of $162,502 for geological consulting expenses and license application fees. Theses expenditures are being expensed as incurred.

Note 6 Loans Payable

	2007	2006
Loan payable, unsecured, with interest at 2% per annum and payable on demand.	$ -	$ 10,000
Loan payable, unsecured, with interest at 10% per annum and payable on demand.	1,246	1,246
	$ 1,246	$ 11,246

Note 7 Share Capital – Note 11

a) Authorized: Unlimited common shares without par value

b) Issued:

		Number	Amount	Contributed Surplus
Balance, December 31, 2005		23,418,311	$ 6,498,622	$ 262,775
Issued for resource properties	- at $0.07	150,000	11,250	-
Shares returned to treasury (escrow)		(250,000)	(7,500)	7,500
		23,318,311	6,502,372	270,275
Consolidation on 1:5 basis		(18,654,649)		-
Issued for cash				
Pursuant to private placements	- at $0.25	7,620,000	1,905,000	-
Less: share issue costs		-	(182,718)	-
Pursuant to exercise of options	- at $0.40	10,000	4,000	-
Stock-based compensation		-	-	411,987
Balance, December 31, 2006		12,293,664	8,228,654	682,262
Issued for cash				
Pursuant to private placements	- at $0.25	2,720,000	680,000	-
	- at $1.20	3,000,000	3,600,000	-
Pursuant to exercise of warrants	- at $0.335	2,671,000	894,784	-
Pursuant to exercise of options	- at $0.40	466,300	186,520	-
Issued for resource properties	- at $0.87	160,000	139,200	-
	- at $0.65	80,000	52,000	-
	- at $0.55	75,000	41,250	-
Issued for finders' fees	- at $1.20	82,499	98,999	-
Share issue costs		-	(507,424)	-
Transfer from contributed surplus on exercise of share purchase options		-	166,505	(166,505)
Stock-based compensation		-	-	1,388,697
Issued warrants for finders' fees		-	-	50,615
Recovery of future income tax asset – Note 8		-	(40,300)	-
Balance, December 31, 2007		21,548,463	$ 13,540,188	$ 1,955,069

Note 7 Share Capital – Note 11 – (cont'd)

b) Issued: – (cont'd)

Private placements

Year Ended December 31, 2007

i) On January 2, 2007, the Company issued 800,000 units at $0.25 per unit for total proceeds of $200,000. Each unit consisted of one common share and one share purchase warrant. Each warrant entitles the holder thereof to purchase an additional common share at $0.325 per share, expiring January 2, 2009. An additional 1,920,000 units were issued at $0.25 per unit of which 120,000 included flow-through shares, for total proceeds of $480,000. Each unit consisted of one common share and one share purchase warrant. Each warrant entitles the holder thereof to purchase an additional common share at $0.335 per share, expiring January 2, 2009. As at December 31, 2006, proceeds of $326,000 were received with respect to the private placement.

ii) On February 1, 2007, the Company issued 3,000,000 units at $1.20 per unit for total proceeds of $3,600,000. Each unit consisted of one common share and one share purchase warrant. Each warrant entitles the holder thereof to purchase an additional common share at $1.80 per share, expiring February 1, 2009, subject to an accelerated expiry clause. As at December 31, 2007, share subscriptions of $42,000 are receivable.

Finders' fees related to the above includes cash of $357,810, the issuance of 82,499 units with the same terms as the February 1, 2007 private placement and 125,833 share purchase warrants. Each of the finder units is valued at $1.20 per unit or $98,998, the fair value of the units. Each of the 125,833 share purchase warrants entitles the holder thereof to purchase an additional common share for $1.45 per share expiring February 1, 2009.

The fair value of the agents' warrants (208,332) of $50,615 was determined using the Black-Scholes model with the following assumptions:

		2007
Weighted average fair value of warrants issued	$	0.76
Expected dividend yield		0 %
Expected volatility		196.67%
Risk-free interest rate		4.10%
Expected term in years		2 years

Note 7 Share Capital – Note 11 – (cont'd)

b) Private placement – (cont'd)

Year Ended December 31, 2006

On June 8, 2006, the Company issued 5,220,000 units at $0.25 per unit of which 100,000 included flow-through shares for total proceeds of $1,305,000. Each unit consisted of one common share and one share purchase warrant. Each warrant entitles the holder thereof to purchase an additional common share at $0.335 per share, expiring June 8, 2008. As at December 31, 2006, share subscription of $100,000 was receivable and was received during the year ended December 31, 2007.

On October 27, 2006, the Company issued 2,000,000 units at $0.25 per unit of which 400,000 included flow-through shares, for total proceeds of $500,000. Each unit consisted of one common share and one share purchase warrant. Each warrant entitles the holder thereof to purchase an additional common share at $0.335 per share, expiring October 27, 2008.

On November 15, 2006, the Company issued 400,000 units at $0.25 per unit for total proceeds of $100,000. Each unit consists of one common share and one share purchase warrant. Each warrant entitles the holder thereof to purchase an additional common share at $0.325 per share, expiring November 15, 2008.

Proceeds from the sale of units are all allocated to share capital and none to warrants.

c) Commitments:

i) Stock-based Compensation Plan

The company has a stock option plan whereby the maximum number of share reserved for issue under the plan shall not exceed 10% of the outstanding common shares of the Company, as at the date of the grant. The maximum number of common shares reserved for issue to any one person under the plan cannot exceed 5% of the issued and outstanding number of common shares at the date of grant and the maximum number of common shares reserved for issue to a consultant or a person engaged in investor relations activities cannot exceed 2% of the issued and outstanding number of common shares at the date of grant. The exercise price of each option granted under the plan may not be less than the Discounted Market Price (as that term is defined in the policies of the TSX). Options may be granted for a maximum term of five years from the date of the grant, are non-transferable and expire within 90 days of termination of employment or holding office as director or officer of the Company. Unless otherwise stated, share purchase options vest when granted. The value was determined using the Black-Scholes model.

Note 7 Share Capital – Note 11 – (cont'd)

c) Commitments: – (cont'd)

i) Stock-based Compensation Plan

Information regarding the Company's outstanding share purchase options is summarized as follows:

	2007		2006	
	Share Purchase Options	Weighted Average Exercise Price	Share Purchase Options	Weighted Average Exercise Price
Outstanding, beginning of year	1,178,366	$0.40	1,671,831	$0.13
Granted	1,046,930	$1.20	1,188,366	$0.40
Forfeited/expired	(200,000)	$1.20	(1,671,831)	$0.13
Exercised	(466,300)	$0.40	(10,000)	$0.40
Outstanding and exercisable at end of year	1,558,996	$0.83	1,178,366	$0.40

Details of share purchase options outstanding at December 31, 2007 are as follows:

Number of Shares	Exercise Price	Expiry Date
712,066	$0.40	October 30, 2008
846,930	$1.20	January 10, 2009
1,558,996		

The weighted average life remaining for share purchase options outstanding as at December 31, 2007 is 0.94 years (2006: 1.67 years). During the year ended December 31, 2007, stock-based compensation expense of $1,388,697 (2006: $411,987) was recorded. The value was determined using the Black-Scholes valuation model with the following assumptions:

Note 7 Share Capital – Note 11 – (cont'd)

c) Commitments: – (cont'd)

i) Stock-based Compensation Plan – (cont'd)

	2007	2006
Risk-free rate	4.10%	4.00%
Dividend yield	-	-
Expected volatility	196.67%	131%
Weighted average life remaining for stock options outstanding	1.67 years	0.94 years
Weighted average fair value per option of options granted	$ 0.80	$ 0.34

ii) Share Purchase Warrants

	2007		2006	
	Number	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
Outstanding, beginning of year	7,620,000	$0.33	5,720,000	$0.12
Expired	-	-	(5,720,000)	$0.12
Issued	5,928,332	$1.12	7,620,000	$0.33
Exercised	(2,671,000)	$0.33	-	
Outstanding and exercisable at end of year	10,877,332	$0.76	7,620,000	$0.33

Details of share purchase warrants outstanding at December 31, 2007 are as follows:

Number of Shares	Exercise Price	Expiry Date
2,549,000	$0.335	June 8, 2008
2,000,000	$0.335	October 27, 2008
400,000	$0.325	November 15, 2008
1,920,000	$0.335	January 2, 2009
800,000	$0.325	January 2, 2009
3,082,499	$1.80	February 1, 2009*
125,833	$1.45	February 1, 2009
10,877,332		

* Subsequent to December 31, 2007, the exercise price of 3,000,000 share purchase warrants was amended to $0.36 per share.

Note 8 Income Taxes

A reconciliation of the income tax provision computed at statutory rates to the reported income tax provision is as follows:

	2007	2006
Statutory tax rate	34.12%	34.12%
Loss before income taxes	$(2,720,875)	$ (885,144)
Expected income tax recovery	(928,000)	(302,000)
Increase (decrease) in income tax recovery resulting from:		
Change in statutory rates	488,000	-
Non-deductible stock-based compensation	474,000	141,000
Change in the valuation allowance for future income tax assets	6,300	161,000
Future income tax recovery	$ 40,300	$ -

The significant components of the Company's future income tax assets (liabilities) are as follows:

	2007	2006
Non-capital losses carry forward	$ 966,000	$ 884,000
Marketable securities	(3,000)	-
Mineral properties	363,000	515,000
Share issuance cost	103,000	50,000
	1,429,000	1,449,000
Less: valuation allowance	(1,429,000)	(1,449,000)
	$ -	$ -

The Company has recorded a valuation allowance against its net future income tax assets based on the extent to which it is more-likely-than-not that sufficient taxable income will not be realized during the carry-forward period to utilize all the net future tax assets.

Subject to certain restrictions, the Company has accumulated $3,799,080 Canadian and foreign exploration and development expenditures available to reduce taxable income of future years. In addition, the Company has accumulated non-capital losses totalling $3,714,000 that are available to reduce taxable income of future years. The non-capital losses expire as follows:

Note 8 Income Taxes – (cont'd)

2008	$	440,000
2009		417,000
2010		319,000
2011		362,000
2015		314,000
2026		450,000
2027		1,412,000
	$	3,714,000

Flow-Through Shares

During the year ended December 31, 2007, the Company issued 120,000 flow-through common shares at $0.25 per share for proceeds of $30,000 (2006: $125,000) and renounced $155,000 (2006: $0) of resource expenditures. Expenditures related to the use of flow-through share proceeds are included in exploration costs but are not available as a tax deduction to the Company as the tax benefits of these expenditures have been renounced to the investors. As at December 31, 2006, cash included $100,059 to be used for qualifying exploration expenditures.

Note 9 Related Party Transactions

The Company was charged the following amounts by directors and/or officers and/or by companies with directors or officers in common:

	Years ended December 31, 2007	2006
Consulting fees	$ 36,000	$ 36,000
Office services and expenses	-	1,658
Promotion and travel	-	947
	$ 36,000	$ 38,605

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties.

At December 31, 2007, marketable securities include common shares of public companies carried at $16,500 (2006: $6,000) having directors in common with the Company.

At December 31, 2007, amounts due to related parties of $9,300 (2006: $185,507) are due to directors or officers or to companies with directors or officers in common. These amounts are unsecured, non-interest bearing and have no specific terms for repayment. These amounts are comprised of unpaid management fees and advances made to the company.

Note 10 Non–cash Transactions

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the statement of cash flows as follows:

Year ended December 31, 2007

a) The Company issued 315,000 common shares valued at $232,450 pursuant to the acquisition of mineral properties. The value was determined by the market value of the shares when issued.

b) The Company issued 208,322 share purchase warrants valued at $50,615 pursuant to finders' fees on private placements.

c) The Company issued 82,499 finders' units valued at $98,999 pursuant to finders' fees on private placements.

Year ended December 31, 2006

a) The Company issued 150,000 common shares valued at $11,250 pursuant to the acquisition of mineral properties. The value was determined by the market value of the shares when issued.

Note 11 Commitments

By an agreement dated December 14, 2007, the Company agreed to pay $6,828 per month for a minimum of eighteen months for office premises.

Note 12 Comparative Figures

Certain of the comparative figures for the year ended December 31, 2006 have been reclassified in order to be consistent with the current year's presentation.

ULTRA URANIUM CORP.
Management Discussion and Analysis of Financial Condition and Results of Operations
DECEMBER 31, 2007

BACKGROUND

The following discussion and analysis, prepared as of April 29, 2008 should be read together with the audited financial statements for the year ended December 31, 2007 and 2006 and related notes attached thereto, which are prepared in accordance with Canadian generally accepted accounting principles. All amounts are stated in Canadian dollars unless otherwise indicated.

Statements in this report that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties, which could cause actual results to vary considerably from these statements. Readers are cautioned not to put undue reliance on forward-looking statements.

This discussion and analysis for the three-month period and the year ended December 31, 2007 and 2006 is prepared as of, and contains disclosure of material changes occurring up to and including, April 29, 2008.

Additional information related to Ultra Uranium Corp. ("Ultra") is available for view on SEDAR at www.sedar.com.

OVERVIEW

Ultra Uranium Corp. ("Ultra") is a mining exploration company. Ultra's shares are listed and called for trading on the TSX Venture Exchange under the trading symbol "ULU".

On May 11, 2006, Ultra changed its name from Buck Lake Ventures Ltd. to Ultra Uranium Corp. and consolidated its capital on the basis of 1 new share for 5 old shares. Effective May 11, 2006, the common shares of Ultra Uranium Corp. commenced trading on the TSX Venture Exchange.

Ultra's principal business is the acquisition, exploration and development of mineral properties with a primary focus on exploration properties demonstrating strong potential for hosting large scale ore bodies.

During the year ended December 31, 2005, Ultra acquired the right to explore the Kalnica-Selec uranium property in Slovakia. During the year ended December 31, 2007, Ultra applied for and received permission to explore additional property immediately south and southwest of the original Kalnica-Selec licences.

During the period under review:

i) Ultra acquired an option to earn up to a 65% interest in the Orbit Lake Group of claims in the Northern Mining District of Saskatchewan. Upon earning a 65% interest in the Orbit Lake properties Ultra would then have the right to earn a 65% interest in the adjoining Crackingstone property. On April 16, 2007, the agreement was accepted for filing by the TSX Venture Exchange.

ii) Ultra acquired an option to earn a 100% interest in nine additional mineral claims adjacent to Ultra's existing Gwyn Lake property holdings. On April 20, 2007, the agreement was accepted for filing by the TSX Venture Exchange.

iii) Ultra entered into an agreement to acquire XyQuest Mining Corp.'s uranium property acquisition program for two European nations. The agreement is subject to approval by the TSX Venture Exchange.

Ultra is actively seeking to acquire interests in resource exploration properties. In addition to its main property in Slovakia, during the past several years Ultra has been exploring several properties with Platinum Group Element (PGE) mineralization near Thunder Bay, Ontario.

Ultra is actively reviewing several gold and silver properties in Canada and uranium properties in Eastern Europe for acquisition and subsequent exploration.

MINERAL PROPERTIES

Kalnica-Selec Uranium Project –Slovakia

By an agreement dated June 28, 2005 with the Slovak government, the Company has been granted the right to carry out exploration activities in an area referred to as the Kalnica-Selec property located in Western Slovakia. The Company established a subsidiary, Beckov Minerals, S.R.O. ("Beckov") in Western Slovakia on May 22, 2007 to hold the claims. The claims are valid for a period of four years.

The Kalnica-Selec Uranium Project is located in the Povazsky Inovec Mountains of western Slovakia and comprises 28.91 square kilometers. The project is located within an area targeted for uranium exploration since the 1960's.

The area received widespread airborne and ground geophysics which confirmed the presence of radiometric anomalies in the region. The Kalnica-Selec Project area was further targeted to receive additional work based on the positive identification of radioactive anomalies.

Ultra is required to pay the following annual fees (in Slovak Koruna) under the agreement in order to maintain its' annual exploration rights:

SKK 87,000 by September 22, 2005 (paid, Canadian equivalent $3,341)
SKK 87,000 by September 22, 2006 (paid, Canadian equivalent $3,750)
SKK 87,000 by September 22, 2007 (paid, Canadian equivalent $3,350)
SKK 87,000 by September 22, 2008

SKK 348,000

On October 1, 2005, Ultra signed an agreement with a private company and granted that company a royalty (net of taxes to the Slovakian government) as follows:

a) $2 per pound for uranium sold for $35/lb or less;
b) $3 per pound from $35/lb to $50/lb or less;
c) $4 per pound from $50/lb to $65/lb or less;
d) $5 per pound from $65/lb to $75/lb or less; and
e) Rising $1 per pound every $10/lb increment thereafter.

All other metals will be subject to a 1.5% NSR royalty.

In addition, Ultra agreed to pay the private company $75,000 (paid) for its services to identify and assist with the acquisition of this project.

From the 1960's to the 1980's the government Geological Survey continued work on the Kalnica-Selec Uranium Project area which included mapping, airborne and ground geophysics, pitting/trenching, drilling and tunnel driving.

Of notable significance is the delineation of the Prostredna dolina anomaly reported in Geological Survey literature to contain two notable mineralized beds, bed I and II. The two beds, hosted within various lithologies related to rhyolite volcanism and associated sedimentary strata, contain two different mineralization styles, stratiform uranium and hydrothermal carbonate-quartz veins.

Kalnica-Selec Uranium Project –Slovakia – (Cont'd)

Reported grades from the Prostredna dolina anomaly range from 0.13 to 0.142 percent uranium within sandstone hosted mineralization. Discontinuous chip samples within trenches dug in the area reportedly retuned from 0.027 to 0.827 percent uranium with up to 5 percent copper within sandstone, conglomerate and tuffitic strata.

Historic literature reports test-mining within the project area. Values from this work were checked against all the historic data currently available to Ultra. Geologists have interpreted and translated historic data to identify targets for a work program.

On September 30, 2005 Ultra announced that it had mobilized crews to begin uranium exploration work on its 100% owned Kalnica-Selec Uranium Project located in the Povazsky Inovec Mountains of Western Slovakia.

The 2005 work program included a ground radiometric survey, geological mapping and minor lithogeochemical sampling within a grid overlying the southern portion of the 2,900 hectare property. Grid lines were spaced 250 meters apart and radiometric readings were taken at 25 metre intervals.

Results from the 2005 work program show several large near-surface radioactive anomalies throughout the survey area and confirm the presence of near surface uranium mineralization.

Coincident mapping during the survey confirmed the presence of uranium bearing mineralization in the form of pitchblende and bannerite. The highest radioactivity values were measured in the Permian silicic, volcano-sedimentary rocks including sandstone, shale, rhyolite and rhyodacite which further supports the historic data. The work program also located three old adits further confirming reports of uranium mining occurring from the 1960's to the 1980's.

The radiometric survey was conducted using a calibrated GS-256 Gamma Spectrometer, which measures gamma ray radioactivity levels and converts these levels to metal content including uranium in parts per million, thorium in parts per million and potassium in percent values. All readings from the survey were plotted and digital maps were produced for each element.

The uranium gamma map shows several north-northeast trending anomalies, which exceed the area's background radiation levels by two to six times. The Kalnica anomaly, located in the southwestern portion of the property, measures 600 by 700 meters and is still open to the south, west and northwest. There is a large zone of silicification that parallels the regional geological trends and appears to overlie the Permian volcano-sedimentary rocks in the eastern part of the surveyed grid where no anomaly was recorded. This very low radioactive silicic unit is interpreted to overlie and possibly mask the volcano-sedimentary rock that hosts the Kalnica uranium anomaly.

Another anomalous zone, dubbed the Selec anomaly, occurs to the northeast of the Kalnica anomaly and measures approximately 400 meters by 400 meters. These two anomalous zones are separated by a string of less intense radioactive anomalies trending in a northeasterly direction, parallel to the general regional structure in the area.

During fiscal 2006, Ultra's consulting geologist completed additional radiometric surveys at Kalnica-Selec in compliance with current exploration expenditure requirements of the Slovak government.

Kalnica-Selec Uranium Project –Slovakia – (Cont'd)

During the year ended December 31, 2006, Ultra had expended $180,774 on exploration expenditures.

On January 31, 2007, Ultra filed for additional ground immediately adjacent to the Kalnica-Selec property. This additional ground is considered to be highly prospective for additional uranium potential. The new property area has several drill holes that have intersected uranium mineralization.

On February 13, 2007, Ultra received a National Instrument 43-101-compliant technical report on the Kalnica-Selec uranium, authored by independent geologist Dr. Bohumil (Boris) Molak, PhD, PGeo (British Columbia), a qualified person under National Instrument 43-101.

Ultra filed a 43-101 report on the Kalnica-Selec property and Ultra's geologists believe that an initial drill program of approximately 4,000 metres, consisting of confirmation, fill-in and limited step-out drilling within and outside of the historic grid would confirm historic results and provide new data for a 43-101-compliant uranium resource estimate. If successful, the program would add to the historical resource calculations from both existing exploration results that were not included in the prior calculations and extension of the mineralized areas.

On June 28,2007, Beckov also obtained additional licences on property areas to the south and southwest of the existing Kalnica-Selec license, called Horka and Vahom from the Ministry of Environment of the Slovak Republic. Annual fees (in Slovak Koruna) are required under the agreement to maintain annual exploration rights:

SKK	39,000	by September 4, 2007 (paid, Canadian equivalent $1,703)
	39,000	by September 4, 2008
	39,000	by September 4, 2009
	39,000	by September 4, 2010
SKK	156,000	

The Ministry of Environment of the Slovak Republic granted the license over additional property areas totaling 12.9 square kilometres.

On October 16, 2007, Ultra obtained the necessary approvals for diamond drilling at its 100-per-cent-owned Kalnica-Selec Slovakian uranium property.

Regional geology suggests that the new license areas are highly prospective for further uranium mineralization, in particular the new area lying immediately south of the Kalnica-Selec license may contain extensions of the Krajna Dolina uranium mineralized zone on Kalnica-Selec.

The Krajna Dolina mineralized zone is one of three mineralized zones on Ultra's Kalnica-Selec uranium property. Krajna Dolina alone has a historic inferred resource estimated at more than 4.1 million pounds of U308 as calculated by the former government's Uranovy Prieskum State Enterprise which conducted extensive exploration and development programs on the three known mineralized zones at Kalnica-Selec in the 1970s and early 1980s.

Kalnica-Selec Uranium Project –Slovakia – (Cont'd)

Ultra has contracted an independent engineering firm to digitize additional information from historical exploration carried out by Uranovy Prieskum State Enterprise (UP). In all, over 80,000 metres of drilling were completed by UP.

Ultra has conducted a surface work program on the additional Ultra ground recently acquired adjacent to the south and southwest boundaries of the Kalnica-Selec uranium project and will include radiometric surveys, geological mapping and further structural studies. This additional ground covers 12.9 square kilometres, expanding Ultra's total property holdings to 41.8 square kilometres at the Kalnica-Selec uranium property.

All technical disclosures are reviewed and approved by Dr. Bohumil Molak, PGeo, a consulting geologist and qualified person.

During the year ended December 31, 2007, Ultra expended $148,112 (2006: $131,124) on exploration. Total exploration expenditures as at December 31, 2007, amounted to $328,886 and acquisition cost of $85,671 for total expenditures on the property to date of $414,557.

Orbit Lake Group Claims - Saskatchewan

By an option agreement dated April 16, 2007, Ultra has the option to earn up to a 65% interest in the Orbit Lake Group claims located in the Northern Mining District of Saskatchewan in consideration for the payment of $150,000, the issuance of 175,000 common shares of Ultra and by incurring $2,000,000 in exploration expenditures as follows:

Cash Payments:

	Shares	Issued	Cash	Paid
Upon TSX approval of the option agreement	75,000	June 8, 2007	$50,000	June 25, 2007
On or before the first anniversary TSX approval	50,000		50,000	
On or before the second anniversary of TSX approval	50,000		50,000	
	175,000		$150,000	

Exploration Expenditures:

Ultra must incur a total of $2,000,000 in exploration expenditures over three years with a minimum of $300,000 to be incurred before December 31, 2007. (Incurred subsequent to December 31, 2007)

Ultra may defer exploration expenses to be incurred by it by 18 months by making a one-time payment of $100,000 in common shares or cash.

This agreement is subject to a 2% net smelter return royalty. Ultra may purchase one half of the net smelter return royalty for $500,000.

Upon earning a 65-per-cent interest in the Orbit Lake group, a joint venture agreement will be formalized. Ultra will have the right to earn a 65-per-cent interest in the Crackingstone property if Ultra incurs three times the amount of exploration expenditures already incurred by the optionors on the Crackingstone property within four years of receipt of giving the optionors notice in writing of its

Orbit Lake Group Claims - Saskatchewan– (Cont'd)

intention to attain its interest. Ultra's right to earn into the Crackingstone property is exercisable for a period of one year after the latest date for the issuer to earn its interest in the Orbit Lake group.

This agreement was accepted for filing by the TSX Venture Exchange on June 8, 2007.

During the year ended December 31, 2007 Ultra mobilized a six-person crew including Raymond A. Bernatchez, PEng, consulting geologist, and Dr. John Morgan, PGeo, to its 11,000-hectare Orbit uranium property. The program ran for approximately six weeks and also included exploration by International Montoro Resources Inc. and Belmont Resources Inc. on the adjoining Crackingstone uranium property

Ultra's work program at the Orbit uranium property consisted of a soil sampling program, trenching and channel sampling on the highest-priority anomalies identified by a combined airborne and magnetic survey completed by the Geological Survey of Canada (GSC) and Saskatchewan Energy & Mines (SGS) and previously documented showings located on the Orbit uranium property.

On September 28, 2007, Ultra announced that an extensive sampling and ground geophysical program had been completed on the Orbit property and the adjoining Crackingstone uranium properties.

The exploration crew evaluated 10 showings on the 11,000-hectare Orbit uranium property. They are listed as follows: Beck 34, Beck 44, Beck 89, Beck 183, Beck 184, Beck 238, SMI No. 1443, SMI No. 1445, SMI No. 1450 and SMI No. 1451. A total of 174 channel, grab and bulk samples were taken from these showings. Yellow uranium staining was observed in four of these showings. Radiometric readings were detected in all showings.

The Orbit Lake fault is host to the Beck 44 and Beck 89 showings. The Spot Lake fault is host to Beck 34, Beck 80, Beck 82, Beck 183 and Beck 184 showings. Spectrometer readings have also confirmed that potassium content increases with increased uranium mineralization, a characteristic that is also associated with the uranium deposits in the Athabasca basin.

Most of the uranium showings are localized within the northeast-trending structures and have a corresponding increase in potassium. Several west and northwest structures intersect the northeast structures.

Crackingstone uranium property

The crew also conducted a similar program on the adjoining 750-hectare Crackingstone uranium property.

The recently completed program evaluated 15 showings: Beck 6, Beck 48, Beck 55, Beck 58, Beck 91 (Mylo's lease), Beck 94, Beck 95, Beck 101, Beck 102, Beck 107 (Laredo showing), Beck 231, Beck 233, Beck 235, Mukta 230 and Rix 58. A total of 74 channel samples were taken from these showings. All showings registered good to very strong counts per second (cps) ranging from 1,000 to 60,000 cps. Uranium yellow staining (uranophane) was observed at seven of the showings. The geological mapping and prospecting have shown strong correlation between uranium mineralization and structural features such as faults and shear zones. Some of these structures were defined in the ground magnetic and electromagnetic surveys carried out during the winter of 2006 to 2007. A previous 6.5-ton hand-sorted bulk sample was extracted from Mylo's lease (Rix No. 49-CC1-4) assaying 0.5 per cent uranium.

Orbit Lake Group Claims - Saskatchewan- (Cont'd)

Showings Beck 6, Beck 55, Beck 94, Beck 231 and Beck 233 containing several high radiometric readings, appear to coincide with the Boom Lake fault near its intersection point with the east-west-trending Crackingstone fault, the proposed site area for the 2007 to 2008 drilling program.

The northwest corner of claim S108022 has been drilled extensively in the past. This drilling has defined two parallel uranium zones in this area. The 2006 to 2007 ground geophysical survey has defined a conductor in this area. The uranium mineralization appears to be localized within northeast-trending structures. This area may represent another strong drilling target. Previous samples were obtained from an open cut and adit (Rix No. 7 adit) in this area. Four grab samples taken in 2006 on a property visit by R.A. Bernatchez, PEng, from the rock pile and trenches along the east-west-striking fracture zone for a length of 275 metres, assayed from 0.28 per cent to 6.55 per cent uranium.

The spectrometer readings have also confirmed that potassium content increases with increased uranium mineralization, a characteristic that is also associated with the uranium deposits in the Athabasca basin.

Upon earning a 65-per-cent interest in the Orbit uranium property, Ultra will have the right to acquire a 65-per-cent interest in the Crackingstone uranium property by either incurring three times the amount of exploration and development expenditures and payments in cash (at Ultra's option) to the vendors for an equivalent amount.

All samples from both properties were sent to the Saskatchewan Research Lab in Saskatchewan for analysis.

During the current period, Ultra also completed a helicopter airborne magnetic and radiometric survey conducted by MPX Geophysics Ltd. of Richmond Hill, Ontario, on the Orbit property.

The survey included both the Orbit and Crackingstone properties, covering a total area of 12,091 hectares and consisted of 1,391 line km of 100-metre flight line spacing, using a Scintrex CS-3 total-field magnetometer sensor, installed in a towed-bird airfoil. The equipment used for the radiometric survey consisted of two GRS-410 multichannel gamma-ray spectrometers with a combined crystal pack volume of 33.6 litres, which is twice the size of the crystal pack typically deployed by Canadian contractors. The 100-metre line spacing with low altitude and low survey speed of the helicopter-borne system provides exceptional resolution and sensitivity for an airborne survey. The spectrometry will directly detect any increase in the concentration of uranium and measure changes in concentration of natural radioelements for geological mapping. The magnetic survey is a highly effective method for mapping geology and fault structures, and the radiometrics section will assist in defining new and known zones of bedrock uranium mineralization.

During the year ended December 31, 2007, Ultra expended $251,986 on exploration. Total exploration expenditures as at December 31, 2007, amounted to $251,986 and acquisition cost $91,250 for total expenditures on the property to date of $343,236

Buck Lake Project Claims – Ontario

HISTORICAL

The Lac des Iles area near Thunder Bay, Ontario hosts North American Palladium's Lac des Iles Palladium Mine. This mine is the only producing palladium mine in Canada and one of only two producing palladium mines in North America. Ultra considers the area to be highly prospective for PGE mineralization and an excellent area to conduct exploration. PGE mineralization in the Lac des

Buck Lake Project Claims – Ontario – (Cont'd)

Iles area, including the Lac des Iles Mine, is found within Archean mafic to ultramafic intrusions which form a circular structure approximately 30 km in diameter. This circular structure hosts several PGE occurrences including the Lac des Iles Intrusive Complex which contains the Lac des Iles Mine, the Buck Lake Intrusion, the Tib Lake Intrusion, the Wakinoo Lake Intrusion and the Dog River Intrusion. The Bo Lake Property is also located near this structure.

The Buck Lake Project is located approximately 27 kilometres west of the Lac des Iles Palladium Mine and 100 km north of Thunder Bay, Ontario along the western edge of the circular structure. The Buck Lake Project consists of 119 claim units.

The Lac des Iles Deposit is one of the largest of its type in the world and confirms the potential of north-western Ontario, and the Lac des Iles area in particular, as an excellent geological environment for finding additional large Platinum Group Element (PGE) deposits.

The Buck Lake Property is partially underlain by the Buck Lake Intrusion which is geologically similar to the Lac des Iles Intrusion which hosts the Lac Des Iles Mine. An exploration program of prospecting, geological mapping, geochemical sampling and trenching during May to October, 2000, followed-up on the initial PGE discovery by a local Thunder Bay prospector. This initial discovery yielded up to 2.03 g/t Platinum and 2.78 g/t Palladium. Subsequent clearing and partial sampling of the discovery area has returned samples up to 8.36 g/t Palladium+Platinum+Gold within a zone of brecciation. Most of the samples represent weathered rock. Samples collected from 'freshly' blasted pits yielded up to 2.82 g/t Platinum, 31.6g/t Palladium, 1.53% Copper and 9.96% Nickel.

Trenching at the discovery area resulted in surface Platinum and Palladium mineralization to be much more extensive than first thought. Prospecting has also discovered a new PGE occurrence located approximately 250 metres west-southwest of the original PGE discovery. Grab samples of weathered rock collected from this second discovery yielded up to 1.00 g/t Platinum + Palladium.

Ultra optioned the initial claims from two prospectors. The amended terms of the property agreement include Ultra paying to the prospectors $290,000 over five years, issuing to the prospectors 416,664 common shares and funding $150,000 in exploration expenditures over 2 years. The prospectors hold a 2.5% NSR royalty, half of which Ultra may purchase for $500,000. Ultra has completed the exploration expenditure requirements called for in the property Option Agreement, having incurred in excess of $500,000 in exploration on this property.

During the year ended December 31, 2005, Ultra entered into an amending agreement with respect to its Buck Lake property. Pursuant to the terms of the amending agreement, in consideration of a cash payment of $20,000.00 and the issuance of 200,000 common shares of Ultra to the optionors, the final $150,000.00 cash payment due to the optionors on November 30, 2003 has been deferred to January 31, 2007. The amending agreement was accepted for filing by TSX Venture Exchange and Ultra issued 100,000 common shares to the property optionors; the remaining 100,000 common shares were issued on February 20, 2006.

During fiscal 2006, Ultra expended $10,000 in cash and issued 150,000 common shares on property option payments.

On January 10, 2007, Ultra agreed to exercise its option to purchase a 100-per-cent interest in the Buck Lake platinum, palladium, nickel and copper property. The Buck Lake property is located near North American Palladium Ltd.'s Lac des Iles palladium mine, approximately 100 kilometres northwest of Thunder Bay, Ont., Canada.

On January 24, 2007, The TSX Venture Exchange accepted for filing a mineral property amending agreement dated December 22, 2006, between William J. Richmond, William D. Morehouse (the

Buck Lake Project Claims – Ontario – (Cont'd)

optionors) and Ultra with respect to the acquisition of the Buck Lake property that was originally accepted for filing by the exchange on April 17, 1998, and subsequently extended and accepted for filing on December 10, 2003, and March 2, 2005. The optionors accepted 160,000 common shares (issued) of the issuer in lieu of the final $150,000 cash payment due January 31, 2007.

There were no exploration expenditures during the current year. Total exploration expenditures as at December 31, 2007, amounted to $930,800 and acquisition cost $405,200 for total expenditures on the property to date of $1,336,000.

Gwyn Lake Gold Property –Ontario

HISTORICAL

On June 16, 2003 Ultra entered into an agreement for the acquisition of a 100% interest in the Gwyn Lake Gold Property in North-western Ontario. The Gwyn Lake Gold Property is located within the historical Beardmore – Geraldton Gold Belt, 15 km east of Beardmore, Ontario. Historically, the Beardmore – Geraldton Gold Belt is well known for its extensive mining history including the discovery of over 19 gold mines reportedly having produced over 4 million ounces of Gold with a combined average grade of 11.5 g/t. The property is comprised of three claims totalling 20 claim units (320 hectares). The property measures approximately 2 km by 2 km.

The Gwyn Lake Gold Property is located along a well defined iron formation (IF). The IF is clearly delineated by an airborne magnetic and electromagnetic (EM) survey. Three well defined east-northeast trending sub parallel bands of EM conductors lie coincident with two strong east-northeast trending sub parallel magnetic anomalies. These geophysical structures delineate a regional Gold Bearing Iron Formation which has been the target of gold exploration for centuries. The Gwyn Lake Property overlies a section along a 2 km strike covering both magnetic anomalies and all three EM bands.

To acquire a 100% interest in the property, Ultra must make cash payments totalling $75,000 over 4 years with the first payment of $5,000 due on or before September 1, 2003 (paid), the second payment of $5,000 due on or before September 1, 2004 (paid), issue 100,000 non-assessable common shares and complete $150,000 cumulative work within 4 years. Ultra issued 20,000 common shares upon the TSX Venture Exchange approval during the year ended December 31, 2003 and 80,000 common shares during the year ended December 31, 2004. 50,000 Common shares were issued during the year ended December 31, 2006. The vendor retains a 1% net smelter royalty (NSR), half of which can be purchased for a one time payment of $500,000 and the remaining half can be purchased for an additional $1,000,000.

Ultra completed its 2 week surface exploration on the Gwyn Lake Gold Property in fiscal 2004 and announced the discovery of two gold occurrences within a proven regional gold belt on the Gwyn Lake Gold Property.

The Gwyn Lake Phase I Exploration Program targeted two of three well defined east-northeast trending sub parallel zones delineated through airborne magnetic and electromagnetic (EM) anomalies representing a regional banded iron formation (IF).

Work on the property included prospecting and reconnaissance sampling/mapping as well as hand trenching and channel/chip sampling. The summer work program confirmed the presence of highly anomalous gold values within two of the three regional trending zones on the Gwyn Lake Property. To

Gwyn Lake Gold Property –Ontario - (Cont'd)

date, outcrop from portions of the North and South zones has been identified and sampled while the Central Zone remains unexplored.

The North Zone

Results from the North Zone returned gold mineralization from hand trenches dug during 2003 and extended during 2004. Notable gold values were sampled intermittently along strike for 125 metres and across an estimated width of 10 metres. Additional sampling approximately 15 metres north of the zone intersected additional mineralization suggesting the zone may be in excess of 25 metres in width. The zone continues to remain open to the east and west along strike and to the north and south where the zone dips beneath overburden.

The South Zone

Reconnaissance prospecting/sampling along the South Zone revealed the presence of historic hand dug trenches. Preliminary sampling of this portion of the South Zone consisted of 9 samples taken from outcrop approximately 50 metres along strike over a 10 metre width. Of the 9 chip/grab samples, 6 returned highly anomalous values within both the IF and associated quartz veins. Highlights of chip samples taken across the South Zone include chip sampling of 3.22 g/t gold over 1.5 metres, 5.33 g/t gold over 2 metres and 4.83 g/t over 0.15 metres. The South Zone occurrence remains open along strike to the east and west and the full width has not been determined due to overburden.

Ultra is encouraged by the discovery of two gold occurrences within a proven regional Gold Belt and plans a more detailed surface program to better define the North and South zones along strike, and to identify the gold potential of the Central Zone.

On February 1, 2006 Ultra announced that it had entered into an amending agreement with respect to its Gwyn Lake Property. Pursuant to the terms of the amending agreement, in consideration of the issuance of 50,000 common shares of Ultra to the optionor, the remaining three cash payments totaling $65,000 due to the optionor have each been deferred by a year with the final payment due on September 1, 2008. The amending agreement has been accepted for filing by TSX Venture Exchange and Ultra has issued the 50,000 common shares to the property optionor.

During the year ending December 31, 2007, by an option agreement dated April 20, 2007, Ultra has the option to acquire 100- per-cent interest in nine mineral claims adjacent to Ultra's Gwyn Lake property, subject to a 1-per-cent net smelter returns royalty and to revise the payments due to the optionor under the agreement dated June 16, 2003, as amended, pursuant to which Ultra has an option to acquire a 100-per-cent interest in the Gwyn Lake property. In consideration of the optionor granting the option to acquire a 100-per-cent interest in the extension claims and amending the Gwyn Lake agreement, Ultra has agreed to make cash payments totaling $65,000 by September 1, 2009, issue 80,000 (issued-May 8, 2007) shares in its capital and incur, or cause to be incurred, $80,000 of expenditures on the extension claims by December 31, 2007.(Incurred) The optionor retains a 1-per-cent net smelter returns royalty on the extension claims, half of which can be purchased by Ultra at any time for a one-time payment of $500,000.

The above transaction was accepted for filing by the TSX Venture Exchange on May 9, 2007

During the year ended December 31, 2007, exploration expenditures on the property amounted to $121,173 (2006: $9,341). Total exploration expenditures as at December 31, 2007, amounted to $220,924 and acquisition cost $88,350 for total expenditures on the property to date of $309,274.

East Dog River Property – Ontario

HISTORICAL

In November 2001, Ultra entered into an option agreement to acquire a 100% interest in the East Dog River nickel/platinum/palladium property in the Lac des Iles area near Thunder Bay, Ontario.

The East Dog River Property is located on the northern portion of the Dog River Intrusion. It is considered to have significant potential for nickel and platinum/palladium mineralization by Ultra's consulting geologists. It is of particular importance because the Dog River Intrusion has been interpreted to be faulted from the Buck Lake Intrusion by a sinistral (left lateral) movement to the northeast, which has displaced it by approximately 6 km. Preliminary investigation of the East Dog River Property has confirmed that this property is similar in composition and may have been part of the Buck Lake Intrusion. The East Dog River Property consists of 8 claim units, 3.01 square km in size or approximately 304 hectares. Access is excellent.

The East Dog River Property covers the northern portion of a magnetic anomaly associated with the Dog River Intrusion. An airborne survey by the Ontario government shows the Dog River Intrusion to be roughly circular in shape with a diameter of approximately 4 km. The Dog River Intrusion is a mafic-ultramafic intrusion similar in composition to the Lac des Iles Intrusive Complex which hosts the Lac des Iles Mine and the Buck Lake Intrusion which hosts the Buck Lake Discovery.

Ultra intends to explore the East Dog River Property for its potential to host platinum-palladium-nickel mineralization similar to that discovered at the Buck Lake Property.

Ultra earned a 100% interest in the East Dog River Claims by paying $5,000 and the issuance of 30,000 common shares of Ultra at a fair value of $7,500. The agreement is subject to a 2% net smelter return royalty. Buck Lake may purchase one-half on the 2% net smelter return royalty for $500,000.

During fiscal 2006, all expenditures on the property amounting to $32,886 were written- down to $1. During the year ended December 31, 2007 the $1 was written-off.

Mirage Lake Property– Ontario

HISTORICAL

In November 2001, the Issuer entered into an option agreement to acquire a 100% interest in the Mirage Lake copper/zinc property. The Mirage Lake Property is a base metal prospect located approximately 10 kilometers northwest of Buck Lake in the Bo Lake – Heaven Lake greenstone belt. Samples taken by the prospectors assayed as high as 2.5% zinc from massive to semi-massive sulphides. The Issuer's exploration will target a Volcanogenic Massive Sulphide (VMS) copper/ zinc deposit at this property. The Mirage Lake Property comprises 2 claims and is 2.88 square km in size or approximately 288 hectares. Access is excellent.

Ultra earned a 100% interest in the Mirage Lake Claims by paying $5,000 and the issuance of 30,000 common shares of Ultra at a fair value of $7,500. The agreement is subject to a 2% net smelter return royalty. Buck Lake may purchase one-half on the 2% net smelter return royalty for $500,000.

During the year ended December 31, 2007, there were no exploration expenditures on the property. As at December 31, 2007, all expenditures on the property amounting to $42,657 were written off.

Property Investigation Cost

The Company is pursuing opportunities to acquire exploration and development rights to potential uranium properties located in Bulgaria and Czech Republic. The Company has signed a finder's agreement with a private company and has paid an advance of $100,000 which will be either refunded or applied against future finders' fees. The finder's fee agreement is subject to regulatory approval. During the year ended December 31, 2007, the Company has incurred a total of $162,502 for geological consulting expenses and license application fees. Theses expenditures are being expensed as incurred.

Exploration Expenditures

The following schedule presents exploration expenditures incurred by Ultra during the year ended December 31, 2007 and the years ended December 31, 2006 and 2005.

ULTRA URANIUM CORP.
Management Discussion and Analysis of Financial Condition and Results of Operations
DECEMBER 31, 2007

	Balance December 31, 2005	Additions	Balance December 31, 2006	Additions	Balance December 31, 2007
Kalnica-Selec Claims					
Acquisition costs					
Cash	$ 3,341	$ 3,750	$ 7,091	$ 3,580	$ 10,671
Account payable-fee	75,000	-	75,000	-	75,000
	78,341	3,750	82,091	3,580	85,671
Deferred exploration costs					
Field costs	18,710	123,390	142,100	35,496	177,596
Geological consulting	30,940	7,734	38,674	112,616	151,290
	49,650	131,124	180,774	148,112	328,886
	127,991	134,874	262,865	151,692	414,557
Orbit Lake Property					
Acquisition Costs					
Cash	-	-	-	50,000	50,000
Shares	-	-	-	41,250	41,250
	-	-	-	91,250	91,250
Deferred exploration costs					
Geological survey /sampling	-	-	-	251,986	251,986
	-	-	-	251,986	251,986
	-	-	-	343,236	343,236
Buck Lake Claims					
Acquisition costs					
Cash	130,000	10,000	140,000	-	140,000
Shares	41,500	7,500	49,000	139,200	188,200
Consulting – cash	100,000	-	100,000	-	100,000
Option receipts – shares	(23,000)	-	(23,000)	-	(23,000)
	248,500	17,500	266,000	139,200	405,200
Deferred exploration costs					
Assays	45,115	-	45,115	-	45,115
Equipment rental	73,330	-	73,330	-	73,330
Field costs	608,063	-	608,063	-	608,063
Geological consulting	99,383	-	99,383	-	99,383
Line cutting	4,246	-	4,246	-	4,246
Mapping	47,454	-	47,454	-	47,454
Reporting	50,045	-	50,045	-	50,045
Staking	3,164	-	3,164	-	3,164
Option payment – cash	(231,125)	-	(231,125)	-	(231,125)
Option payment – shares	231,125	-	231,125	-	231,125
	930,800	-	930,800	-	930,800
	1,179,300	17,500	1,196,800	139,200	1,336,000
Gwyn Lake Claims					
Acquisition Costs					
Cash	10,000	-	10,000	10,000	20,000
Shares	12,600	3,750	16,350	52,000	68,350
	22,600	3,750	26,350	62,000	88,350

ULTRA URANIUM CORP.
Management Discussion and Analysis of Financial Condition and Results of Operations
DECEMBER 31, 2007

	Balance December 31, 2005	Additions	Balance December 31, 2006	Additions	Balance December 31, 2007
Deferred exploration costs					
Assays	1,685	-	1,685	-	1,685
Field costs	6,192	91	6,283	101,973	108,256
Geological consulting	81,963	9,250	91,213	19,200	110,413
Reporting	570	-	570	-	570
	90,410	9,341	99,751	121,173	220,924
	113,010	13,091	126,101	183,173	309,274
Mirage Lake Claims					
Acquisition Costs					
Cash	5,000	-	5,000	-	5,000
Shares	7,500	-	7,500	-	7,500
Less Impairment				(12,500)	(12,500)
	12,500	-	12,500	(12,500)	-
Deferred exploration costs					
Assays	485	-	485	-	485
Field costs	12,326	-	12,326	-	12,326
Geological consulting	13,896	2,400	16,296	-	16,296
Reporting	1,050	-	1,050	-	1,050
Less Impairment				(30,157)	(30,157)
	27,757	2,400	30,157	-	30,157
	40,257	2,400	42,657	(42,657)	-
East Dog River Claims					
Acquisition Costs					
Cash	5,000	-	5,000	-	5,000
Shares	7,500	-	7,500	-	7,500
Less: Impairment	-	(12,499)	(12,499)	(1)	(12,500)
	12,500	(12,499)	1	-	-
Deferred exploration costs					
Assays	24	-	24	-	24
Field costs	6,763	-	6,763	-	6,763
Geological consulting	10,287	3,200	13,487	-	13,487
Reporting	113	-	113	-	113
	17,187	3,200	20,387	-	20,387
Less: Impairment	-	(20,387)	(20,387)	-	(20,387)
	17,187	(17,187)	-	-	-
	29,687	(32,886)	1	(1)	-
	$ 1,490,245	$ 138,179	$ 1,628,424	$ 774,643	$ 2,403,067

SELECTED FINANCIAL INFORMATION

The following table presents selected audited consolidated financial information for the years ended December 31, 2007, 2006, 2005 and 2004.

	Year ended December 31, 2007	Year ended December 31, 2006	Year ended December 31, 2005	Year ended December 31, 2004
	$	$	$	$
Revenue	-	-	-	-
Net loss	(2,680,575)	(885,144)	(387,990)*	(690,631)
Basic and diluted loss per share	(0.16)	(0.11)	(0.03)	(0.04)
Total assets	5,338,972	2,100,355	1,538,543	1,329,825

* The financial statements for the year ended December 31, 2005 were restated to reflect an adjustment to the amount recognized for resource property costs and general and administrative expenses relating to the year ended December 31, 2005 due to unrecorded liabilities totalling $52,352. Accordingly, resource property costs, accounts payable and accrued liabilities, net loss and accumulated deficit increased. The effect of the correction of the financial statements for the year ended December 31, 2005 is summarized as follows:

	As Previously Reported	Adjustment	As Restated
Resource property costs	$1,463,120	$27,125	$1,490,245
Accounts payable and accrued liabilities	884,549	52,352	936,901
Net Loss	(362,763)	(25,227)	(387,990)
Deficit	$(7,058,048)	(25,227)	$(7,083,275)

For the year ended December 31, 2006 the net loss was $885,144 or $0.011 per share compared to the net loss of $387,990 (Restated) or $0.08 per share (128.14% increase) in the comparable period in 2005. The increase was mainly due to a non-cash compensation charge of $411,987, which represented fair value of 1,218,366 stock options granted during the period and the write-down of mineral property of $32,886, with significant increases in filing fees ($6,668), consulting fees ($9,750), legal fees ($33,728) and office services and expenses ($47,784) and decreases in interest of ($37,606) The comparability of the financial results of the year ended in 2005 and 2004 was affected by a non-cash compensation charge of $262,775 recorded by Ultra in 2004 which represents fair value of 1,751,831 stock options granted during the period ended June 30, 2004.

RESULTS OF OPERATIONS

Three-months ended December 31, 2007

Ultra incurred a net loss of $1,265,398 for the three months ended December 31, 2007, as compared to a net loss of $535,060 for the comparable period in 2006. The increase in net loss of $730,338 was mainly due to non-cash compensation expenses of $661,834; property investigation cost of $237,958 and travel and promotion of $44,622 due to increased activity in expanding Ultra's property portfolio and legal fees increased by $19,995 due to increased activity on corporate matters and renegotiation of agreements, bank charges and interest increased by $28,603 due to under provision in interest charged by vendors; accounting and audit increased by $16,276 due to increased activity in corporate and financing matters and office services and expenses increased by $64,601 due to reorganization, with corresponding decreases in consulting fees of $198,017 and management fees of $14,981 and an increase in interest revenue of $92,344 due to funds invested with the balance of the decrease in expenses totalling $38,209 spread over the remainder of the expenditures.

Year ended December 31, 2007

Ultra incurred a net loss of $2,680,575 for the year ended December 31, 2007, as compared to a net loss of $885,144 for the comparable period in 2006. The increase in net loss of $1,795,431 was mainly due to a non-cash compensation charge of $976,710. Ultra recorded non-cash compensation expense of $1,388,697 (2006: $411,987), which represents the estimated fair value of stock options granted during the period, consulting fees increased by $94,084 and property investigation costs increased by $262,504 due to increased activity in expanding Ultra's property portfolios and on corporate matters, travel and promotion increased by $174,349, investor relations increased by $155,642 and trade and conferences increased by $30,705 due to attendance at trade shows, PDAC conference and in keeping shareholders informed of company matters, legal fees increased by $96,486 due to renegotiating property agreements and arranging corporate financing, accounting and audit fees increased by $36,248 mainly due to audit fees and management fees increased by $12,019 with increases in Mineral property write-off's of $9,772 and an unrealized loss on marketable securities of $13,500. Interest income increased by $101,667 due to funds invested with the balance of the increase of $34,989 spread over the remainder of the expenses.

REVENUE

Ultra does not have any source of revenue. Ultra uses equity financing and advances from related parties to support its operations.

EXPENSE

The following table, excluding other items, identifies the changes in general and administrative expenditures for the years ended December 31, 2007, 2005 and 2004:

	Year ended December 31, 2007	Year ended December 31, 2006	Year ended December 31, 2005	Year ended December 31, 2004
	$	$	$	$
Accounting, audit and legal	279,189	146,455	117,218	117,872
Increase (decrease) *	90.63	24.94	(0.55)	(9.78)
Amortization	2,788	2,520	3,249	4,203
Increase (decrease) *	10.63	(22.43)	(22.70)	(23.00)
Investor relations	155,642	-	-	-
Increase (decrease) *	100.00			
Interest	35,374	31,577	69,183	66,771
Increase (decrease) *	12.02	(54.36)	3.61	(36.88)
Consulting fees	175,834	81,750	72,000	36,000
Increase (decrease) *	115.09	13.54	100.00	-
Filing fees	19,107	13,063	6,395	15,979
Increase (decrease) *	46.26	104.27	(59.98)	91.57
Management fees	42,019	30,000	30,000	30,000
Increase (decrease) *	40.06			
Office services and expenses	135,034	67,840	20,056	48,497
Increase (decrease) *	97.57	238.25	(58.64)	51.33
Travel	183,089	8,740	5,031	15,376
Increase (decrease) *	1,994.84	73.72	(67.28)	94.73
Property investigation costs	262,504	-	-	-
Increase (decrease) *	100.00			
Rent	44,900	42,000	42,000	42,000
Increase (decrease) *	6.90			
Shareholder communications fees	32,616	25,994	14,865	2,603
Increase (decrease) *	25.48	74.87	471.07	N/A
Stock-based compensation	1,388,697	411,987	-	262,775
Increase (decrease) *	237.07	N/A	N/A	-
Transfer agent	9,697	8,959	4,683	6,725
Increase (decrease) *	8.24	91.31	(30.36)	81.86
Trade show and conference	30,705	-	-	-
Increase (decrease) *	100.00			

* Increase (decrease) expressed in % compared to the prior year or comparative period of the prior year (if less than one year).

SUMMARY OF QUARTERLY RESULTS

The following table presents unaudited selected financial information for the last eight quarters:

	Year ended December 31,							
	2007				2006			
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
	$	$	$	$	$	$	$	$
Revenue	-	-	-	-	-	-	-	-
Net loss	(624,619)	(426,071)	(364,487)	(1,265,398)	(80,127)	(197,261)	(72,696)	(535,060)
Basic/diluted loss per share	(0.01)	(0.01)	(0.01)	(0.13)	(0.02)	(0.01)	(0.02)	(0.01)

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2007, Ultra had a working capital of $2,413,316 (2006: $469,070 working capital deficiency).

Management anticipates the raising of additional funding through sale of its securities to enable Ultra to fund ongoing operations.

At December 31, 2007, Ultra held cash on hand of $2,751,864 (2006: $311,740) and liabilities totalled $510,709 (2006: $831,858).

Ultra does not have any off-balance sheet arrangements.

SHARE CAPITAL

(a) Authorized:

Effective May 11, 2007, Ultra's authorized share capital was changed to unlimited without par value.

(b) Issued:

		Number		Amount
Balance, December 31, 2004		23,318,311	$	6,491,622
Issued for resource properties	- at $0.07	100,000		7,000
Balance, December 31, 2005		23,418,311	$	6,498,622
Issued for resource properties	- at $0.117	150,000		11,250
Shares returned to treasury (escrow)		(250,000)		(7,500)
Sub-total		**23,318,311**		**6,502,372**
Post consolidated share capital balance May 11, 2006 on 1:5 basis		**4,663,664**	**$**	**6,502,372**
Issued for cash				
Pursuant to private placements	- at $0.25	7,620,000		1,905,000
Pursuant to exercise of options	- at $0.40	10,000		4,000
Share issue costs		-		(182,718)
Balance, December 31 2006		12,293,664	$	8,228,654
Issued for cash				
Pursuant to private placements	- at $0.25	2,720,000		680,000
Pursuant to private placements	- at $1.20	3,000,000		3,600,000
Pursuant to exercise of warrants	- at $0.335	2,671,000		894,784
Pursuant to exercise of options	- at $0.40	466,300		186,520
Issued for resource properties	- at $0.87	160,000		139,200
Issued for resource properties	- at $0.65	80,000		52,000
Issued for resource properties	- at $0.55	75,000		41,250
Issued for finders fees	- at $1.20	82,499		98,999
Share issue costs		-		(507,424)
Transfer from contributed surplus on exercise of share purchase options		-		166,505
Recovery of future income tax asset		-		(40,300)
Balance, December 31, 2007		21,548,463	$	13,540,188

Year Ended December 31, 2007

i) On January 2, 2007, the Company issued 800,000 units at $0.25 per unit for total proceeds of $200,000. Each unit consisted of one common share and one share purchase warrant. Each warrant entitles the holder thereof to purchase an additional common share at $0.325 per share, expiring January 2, 2009. An additional 1,920,000 units were issued at $0.25 per unit of which 120,000 included flow-through shares, for total proceeds of $480,000. Each unit consisted of one common share and one share purchase warrant. Each warrant entitles the holder thereof to purchase an additional common share at $0.335 per share, expiring January 2, 2009.

ii) On February 1, 2007, the Company issued 3,000,000 units at $1.20 per unit for total proceeds of $3,600,000. Each unit consisted of one common share and one share purchase warrant. Each warrant entitles the holder thereof to purchase an additional common share at $1.80 per share, expiring February 1, 2009, subject to an accelerated expiry clause.

Finders' fees related to the above includes cash of $357,810, the issuance of 82,499 units with the same terms as the February 1, 2007 private placement and 125,833 share purchase warrants. Each of the finder units is valued at $1.20 per unit or $98,998, the fair value of the units. Each of the 125,833 share purchase warrants entitles the holder thereof to purchase an additional common share for $1.45 per share expiring February 1, 2009.

The fair value of the agents' warrants (208,332) of $50,616 was determined using the Black-Scholes model with the following assumptions:

		2007
Weighted average fair value of warrants issued	$	0.76
Expected dividend yield		0 %
Expected volatility		196.67%
Risk-free interest rate		4.10%
Expected term in years		2 years

Year Ended December 31, 2006

On June 8, 2006, the Company issued 5,220,000 units at $0.25 per unit of which 100,000 included flow-through shares for total proceeds of $1,305,000. Each unit consisted of one common share and one share purchase warrant. Each warrant entitles the holder thereof to purchase an additional common share at $0.335 per share, expiring June 8, 2008. As at December 31, 2006, share subscription of $100,000 was receivable and was received during the year ended December 31, 2007.

On October 27, 2006, the Company issued 2,000,000 units at $0.25 per unit of which 400,000 included flow-through shares, for total proceeds of $500,000. Each unit consisted of one common share and one share purchase warrant. Each warrant entitles the holder thereof to purchase an additional common share at $0.335 per share, expiring October 27, 2008.

On November 15, 2006, the Company issued 400,000 units at $0.25 per unit for total proceeds of $100,000. Each unit consists of one common share and one share purchase warrant. Each warrant entitles the holder thereof to purchase an additional common share at $0.325 per share, expiring November 15, 2008.

Proceeds from the sale of units are all allocated to share capital and none to warrants.

Commitments:

i) Stock-based Compensation Plan

Ultra has granted share purchase options to directors and employees of Ultra to purchase common shares of Ultra. These options are granted with an exercise price equal to the market price of Ultra's stock at the date of the grant. A summary of the status of the stock option plan as of December 31, 2007 and 2006 and the changes during the period then ended is as follows:

	Number	Weighted Average Price
Options exercisable and outstanding, December 31, 2006	1,178,366	$0.40
Granted	1,046,930	$1.20
Exercised	(466,300)	$0.40
Cancelled	(200,000)	$1.20
Options exercisable and outstanding, December 31, 2007	1,558,996	$0.83

At December 31, 2007, Ultra had outstanding stock options, entitling the holders to acquire common shares as follows:

Number of Shares	Exercise Price	Expiry Date
712,066	$0.40	October 30, 2008
846,930	$1.20	January 10, 2009
1,558,996		

The fair value of the stock options is determined using the Black-Scholes option pricing model. For the period ended December 31, 2007, Ultra recorded a non-cash compensation charge of $1,388,697 (2006: $411,987) upon the issuance of 1,046,930 stock options

The weighted average fair value of the options was $0.80 (2006: $0.34) per share. The fair value of share options for the year ended December 31, 2007 was estimated using the Black-Scholes option pricing model with the following assumptions:

	2007	2006
Risk-free interest rate	4.10%	4.00%
Dividend yield	-	-
Expected stock price volatility	196.67%	131%
Weighted average expected stock option life	1.67 years	0.94 years

Share Purchase Warrants

	Number	Weighted Average Exercise Price
Balance, beginning of year	7,620,000	$0.33
Issued	5,928,332	$1.12
Exercised	(2,671,000)	$0.33
Balance, end of year	10,877,332	$0.76

Details of share purchase warrants outstanding at December 31, 2007, are as follows:

Number of Shares	Exercise Price	Expiry Date
2,549,000	$0.335	June 8, 2008
2,000,000	$0.335	October 27, 2008
400,000	$0.325	November 15, 2008
1,920,000	$0.335	January 2, 2009
800,000	$0.325	January 2, 2009
3,082,499	$1,80	February 1, 2009*
125,833	$1.45	February 1, 2009
10,877,332		

*Subsequent to December 31, 2007, the exercise price of 3,000,000 share purchase warrants was amended to $0.36 per share.

Flow-Through Shares

During the year ended December 31, 2007, the Company issued 120,000 flow-through common shares at $0.25 per share for proceeds of $30,000 (2006: $125,000) and renounced $155,000 (2006: $0) of resource expenditures. Expenditures related to the use of flow-through share proceeds are included in exploration costs but are not available as a tax deduction to the Company as the tax benefits of these expenditures have been renounced to the investors. As at December 31, 2006, cash included $100,059 to be used for qualifying exploration expenditures.

RELATED PARTY TRANSACTIONS

Ultra was charged the following amounts by directors of Ultra or companies with directors in common:

	Year ended December, 31 2007	2006
Consulting fees	$ 36,000	$ 36,000
Promotion and travel	-	1,658
Office services and expenses	-	947
	$ 36,000	$ 38,605

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties.

At December 31, 2007, marketable securities include common shares of public companies carried at $16,500 (2006: $6,000) having directors in common with the Company.

At December 31, 2007, amounts due to related parties of $9,300 (2006: $185,507) are due to directors or officers of Ultra or to companies with directors or officers in common. These amounts are unsecured, non-interest bearing and have no specific terms for repayment. These amounts are comprised of unpaid consulting fees, geological consulting fees, management fees and advances made to Ultra.

RISKS AND UNCERTAINTIES

Ultra competes with other junior mineral exploration companies, some of which have greater financial resources and technical facilities. The business of mineral exploration and extraction involves a high degree of risks and few properties that are explored are ultimately developed into production. In addition to specific risks disclosed throughout this discussion, other risks facing Ultra include competition, reliance on third parties, environmental and insurance risks, statutory and regulatory requirements, metal prices and foreign currency fluctuations, share price volatility and title risks.

Ultra plans to continue to raise additional capital through the exercise of stock options and warrants, and issuing new share capital through equity financing. Ultra's ability to raise additional capital will depend upon the progress of new acquisitions, subsequent development of resource properties and the strength of the resource equity markets, which are uncertain. There can be no assurance that additional capital will be available. Ultra is in the process of developing plans to raise capital.

OUTSTANDING SHARE DATA

As at April 29, 2008 Ultra had authorized share capital of unlimited shares without a par value. Shares outstanding as at April 29, 2008 totalled 21,548,463 shares, granted options to directors and employees totalling 1,558,996 shares at a weighted average exercise price of $0.83 per share and had 10,877,332 warrants outstanding at a weighted average exercise price of $0.76 per share.

COMMITMENTS

By an agreement dated December 14, 2007, Ultra agreed to pay $6,828 per month for a minimum of eighteen months for office premises.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures have been designed to ensure that information required to be disclosed by Ultra is accumulated and communicated to Ultra's management as appropriate to allow timely decisions regarding required disclosure. Ultra's Chief Executive Officer and Chief Financial Officer have concluded, based on their evaluation as of the end of the period covered by the year end filings, that Ultra's disclosure controls and procedures as of the end of such period are effective to provide reasonable assurance that material information related to Ultra, is made known to them by others within those entities. It should be noted that while Ultra's Chief Executive Officer and Chief Financial Officer believe that Ultra's disclosure and controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the disclosure controls and procedures will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

ACCOUNTING CHANGES

In July 2006, the Accounting Standards Board ("AcSB") issued a replacement of The Canadian Institute of Chartered Accountants' Handbook ("CICA Handbook") Section 1506, Accounting Changes. The new standard allows for voluntary changes in accounting policy only when they result in the financial statements providing reliable and more relevant information, requires changes in accounting policy to be applied retrospectively unless doing so is impracticable, requires prior period errors to be corrected retrospectively and calls for enhanced disclosures about the effects of changes in accounting policies, estimates and errors on the financial statements. The impact that the adoption of Section 1506 will have on the Company's results of operations and financial condition will depend on the nature of future accounting changes.

Recently Released Canadian Accounting Standards

There are three new CICA accounting standards that have been issued but not yet adopted by the Ultra. These three standards will be effective for Ultra on January 1, 2008. Ultra is currently assessing the impact of these new accounting standards on its consolidated financial statements.

Assessing Going Concern - The AcSB amended CICA Handbook Section 1400, to include requirements for management to assess and disclose an entity's ability to continue as a going concern. This section applies to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008.

CHANGES IN ACCOUNTING POLICY

On January 1, 2007, Ultra adopted CICA Handbook Sections 1530, "Comprehensive Income", Section 3251, "Equity", Section 3855, "Financial Instruments – Recognition and Measurement" and Section 3861, "Financial Instruments – Disclosure and Presentation". Section 1530 establishes standards for reporting and presenting comprehensive income, which is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with Canadian generally accepted accounting principles.

Section 3861 establishes standards for presentation of financial instruments and non-financial derivatives and identifies the information that should be disclosed about them. Under the new standards, policies followed for periods prior to the effective date generally are not reversed and, therefore, the comparative figures have not been restated.

Section 3855 prescribes when a financial asset, financial liability or non-financial derivative is to be recognized on the balance sheet and at what amount, requiring fair value or cost-based measures under different circumstances. Under Section 3855, financial instruments must be classified into one of these five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments, including derivatives, are measured in the balance sheet at fair value except for loans and receivables, held-to-maturity investments and other financial liabilities which are measured at amortized cost. Subsequent measurement and changes in fair value will depend on their initial classification, as follows: held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net earnings; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in operations.

Under adoption of these new standards, Ultra designated its cash and cash equivalents and marketable securities as held-for-trading, which are measured at fair value. Amounts receivable are classified as loans and receivables, which are measured at amortized cost. Accounts payable and accrued liabilities, due to related parties and loans payable are classified as other financial liabilities, which are measured at amortized cost.

Upon adoption of these Handbook Sections, the opening balance of deficit was reduced by $24,000 to recognize the fair value of marketable securities at January 1, 2007.

Future Accounting Changes

Capital Disclosures and financial Instruments – Disclosures and Presentation

On December 1, 2006, the CICA issued three new accounting standards: Handbook Section 1535, Capital Disclosures, Handbook Section 3862, Financial Instruments – Disclosures, and Handbook Section 3863, Financial Instruments – Presentation. These standards are effective for interim and annual financial statements for Ultra's reporting period beginning on January 1, 2008.

Section 1535 specifies the disclosure of (i) an entity's objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance.

The new Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

In January 2006, the CICA Accounting Standards Board ("AcSB") adopted a strategic plan for the direction of accounting standards in Canada. Accounting standards for public companies in Canada are expected to converge with the International Financial Reporting Standards (IFRS) as at January 1, 2011.

Ultra is currently assessing the impact of these new accounting standards on its financial statements.

FORWARD – LOOKING STATEMENTS

Except for historical information, "This Management Discussion and Analysis of Financial Condition and Operations" contains forward-looking statements which may not be based on historical fact. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on such forward-looking statements.

END